Filed by The Gabelli Global Small & Mid Cap Value Trust

pursuant to Rule 425 of the Securities Act of 1933, as amended

Subject Company: The Gabelli Global Small & Mid Cap Value Trust

Commission File No. 811-22884

THE GABELLI DIVIDEND & INCOME TRUST

One Corporate Center Rye, NY 10580-1422
t 914.921.5070
GABELLI.COM

March 26, 2014

Dear Shareholder:

A Proxy Statement/Prospectus relating to the Special Meeting of Shareholders of The Gabelli Dividend & Income Trust (the “Fund”) was recently mailed to you. The Special Meeting of Shareholders is on Tuesday, April 15, 2014. The Fund is seeking additional shareholder participation in order to approve the contribution of a portion of the Fund’s assets to a newly formed, diversified, closed-end investment company, The Gabelli Global Small and Mid Cap Value Trust. As of the date of this letter, we have not received your vote. If you have since submitted your vote, we thank you for doing so and ask that you disregard this letter.

As one of our larger shareholders, it is very important that your vote be received before the special meeting on Tuesday, April 15, 2014. We request that you please take a moment now and cast your vote so that your shares may be represented.

We thank you for taking the time to carefully consider the proposal, and appreciate your vote and continued support for the Fund.

For your convenience, a duplicate copy of your voting instruction form(s) is enclosed with this letter. The following voting options have been established so that you may easily cast your vote:

1.	Vote by Telephone. You may cast your vote by touch-tone phone by calling 800-454-8683.

2.	Vote Through the Internet. You may cast your vote using the Internet by visiting www.proxyvote.com and following the instructions on the website.

3.	Vote by Mail. You may cast your vote by signing, dating, and mailing the enclosed voting instruction form(s) in the prepaid return envelope provided.

If possible, we recommend that you utilize either the telephone or Internet option above so that your vote will be received prior to Tuesday, April 15, 2014.

Should you have any questions regarding the proposal, please call the Fund’s dedicated proxy information number 800-969-2372 or 800-GABELLI (800-422-3554).

YOUR VOTE IS IMPORTANT.

YOUR BROKER CANNOT VOTE YOUR SHARES ON THIS PROPOSAL.

THANK YOU IN ADVANCE FOR YOUR PARTICIPATION